Meeder Funds

Fee Waiver Agreement

This Fee Waiver Agreement (“Agreement”) is made on this 13th day of June 2024 by and between Meeder Funds (“Trust”), a business trust duly organized and existing under the laws of the Commonwealth of Massachusetts, and Meeder Asset Management, Inc. (“Adviser”), a corporation organized and existing under the laws of the State of Ohio.

WHEREAS, the Trust, on behalf of the Funds, and the Adviser are parties to an investment advisory agreement (“Advisory Agreement”) pursuant to which the Adviser provides investment advisory services to each series of the Trust (each a “Fund” and collectively, the “Funds”); and

WHEREAS, the Trust and the Adviser have entered into this Agreement in order to affect the waiver of fees otherwise payable to the Adviser on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto, intending to be legally bound, mutually covenant and agree as follows:

1.     Contractual Fee Waiver. During the term set forth herein, the Adviser shall waive a portion of its Advisory Fee, with respect to a Fund, as set forth in Schedule A, attached hereto. All prior waiver agreements for the Trust are hereby terminated.

2.     Voluntary Fee Waiver/Expense Reimbursement. Nothing herein shall preclude the Adviser from either voluntarily waiving Advisory Fees it is entitled to from any series of the Trust or voluntarily reimbursing expenses of any series of the Trust, including the Funds set forth in Schedule A, as the Adviser, in its discretion, deems reasonable or appropriate.

3.     Recoupment. The Adviser shall not have any rights of recoupment with respect to any fees or expenses reimbursed under this Agreement.

4.     Term. This Agreement shall be effective September 1, 2024, shall continue for a period of no less than one year from the effective date of this Agreement, and shall expire on the date noted in Schedule A (“Initial Expiration Date”). The term of the Agreement may continue annually from year to year on the effective date of each subsequent annual update to a Fund’s registration statement provided that each such continuance is specifically approved by the Adviser and the Trust, including by a majority of the Trust’s disinterested Trustees. The Agreement may not be terminated prior to the Initial Expiration Date or any subsequent expiration date without the consent of the Board of Trustees. This Agreement will automatically terminate if the Advisory Agreement is terminated.

Meeder Funds	Meeder Asset Management, Inc.
Robert S. Meeder, Jr.	Adam Ness
BY: (PRINTED)	BY: (PRINTED)
President	Chief Financial Officer/Chief Operating Officer

SIGNATURE	SIGNATURE
June 13, 2024	June 13, 2024

SCHEDULE A

FEE WAIVER

For the period set forth below, the Adviser shall temporarily waive  the advisory fees due for management of the following Fund(s) under the Advisory Agreement, as applicable, to the rates set forth below:

Fund	First $50 million	Next $50 million	Next $100 Million	Over $200 million	Expiration Date
Government Money Market Fund – All Classes	0.00%	0.00%	0.00%	0.00%	9/2/25

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